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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
(Rule 13e-4)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

LIBERTY MEDIA CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to purchase shares of Series A common stock, par value $.01 per share, of the issuer granted under the following stock option plans (in each case, as amended through the date hereof):
Liberty Livewire Corporation 2001 Incentive Plan
Four Media Company 1997 Stock Plan
(Title of Class of Securities)

530718105
(CUSIP Number of Class of Securities)*

Charles Y. Tanabe, Esq.
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5400
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Person)

Copy to:
 Marc A. Leaf, Esq.
Baker Botts L.L.P.
30 Rockefeller Plaza Avenue
New York, New York 10112-4498
(212) 408-2500

CALCULATION OF FILING FEE

Transaction Valuation**	Amount of Filing Fee***
$2,145,780	$252.55

*
CUSIP number of the Series A common stock of Liberty Media Corporation.

**
Calculated solely for purposes of determining the filing fee. This amount assumes the purchase of all outstanding eligible options to purchase shares of Series A common stock of Liberty Media Corporation granted under (i) the Liberty Livewire Corporation 2001 Incentive Plan (formerly known as Liberty Livewire Corporation 2000 Incentive Plan), as amended through the date hereof or (ii) the Four Media Company 1997 Stock Plan, as amended through the date hereof, for an aggregate price of $2,145,780. The aggregate price is calculated based on the Black-Scholes option pricing model for each eligible option as of May 23, 2005.

***
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $117.70 per million dollars of the value of the transaction.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing. ☐

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. ☐

Check the appropriate boxes below to designate any transactions to which the statement relates:

third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1. Summary Term Sheet.

        The information set forth under "Summary Term Sheet" in the Offer to Purchase, dated May 24, 2005 and attached as Exhibit (a)(1)(i) hereto (the "Offer to Purchase"), is incorporated herein by reference.

ITEM 2. Subject Company Information.

        (a)    Name and Address.    The name of the issuer is Liberty Media Corporation, a Delaware corporation ("Liberty"). Liberty's principal executive offices are located at 12300 Liberty Boulevard, Englewood, Colorado 80112 and its telephone number is (720) 875-5400. The information set forth in the Offer to Purchase under Section 8 (Information Concerning Liberty) is incorporated herein by reference.

        (b)    Securities.    This Tender Offer Statement on Schedule TO (the "Schedule TO") relates to the offer by Liberty to purchase for cash, on the terms and subject to the conditions set forth in the Offer to Purchase and in the related Election Form (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), any and all outstanding stock options to purchase shares of Liberty's Series A common stock, par value $0.01 per share, granted under (i) the Liberty Livewire Corporation 2001 Incentive Plan (formerly known as Liberty Livewire Corporation 2000 Incentive Plan), as amended through the date hereof, or (ii) the Four Media Company 1997 Stock Plan, as amended through the date hereof.

        The information set forth in the Offer to Purchase in the introductory pages, "Summary Term Sheet," Section 1 (Eligible Options; Option Purchase Price; Expiration Date) and Section 9 (Source and Amount of Funds) is incorporated herein by reference.

        (c)   There is no established trading market for the subject options described under Item 2(b) above. The information set forth in the Offer to Purchase under Section 6 (Price Range of the Series A Common Stock Underlying the Options) is incorporated herein by reference.

ITEM 3. Identity and Background of Filing Person.

        (a)    Name and Address.    Liberty is both the filing person and the subject company. The information set forth under Item 2(a) above, and the information set forth in the Offer to Purchase under Section 10 (Interests of Directors and Officers; Agreements Concerning the Eligible Options and Common Stock) and in Schedule A to the Offer to Purchase is incorporated herein by reference.

ITEM 4. Terms of the Transaction.

        (a)    Material Terms.    The information set forth in the Offer to Purchase in the introductory pages, the "Summary Term Sheet," Section 1 (Eligible Options; Option Purchase Price; Expiration Time), Section 2 (Procedures for Tendering Options), Section 3 (Withdrawal Rights), Section 4 (Acceptance for Purchase of Options and Payment of Cash Amount), Section 5 (Conditions of the Offer), Section 9 (Source and Amount of Funds), Section 11 (Material U.S. Federal Income Tax Considerations), Section 12 (Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer), Section 13 (Legal Matters; Regulatory Approvals), Section 14 (Extension of Offer; Termination; Amendment) is incorporated herein by reference.

        (b)    Purchases.    The information set forth in the Offer to Purchase in the "Summary Term Sheet" and under "Interests of Directors and Officers" in Section 10 (Interests of Directors and Officers; Agreements Concerning the Eligible Options and Common Stock) is incorporated herein by reference.

ITEM 5. Past Contracts, Transactions, Negotiations and Agreements.

        (e)   The information set forth in the Offer to Purchase under "Agreements Concerning the Options and Common Stock" in Section 10 (Interests of Directors and Officers; Agreements Concerning the Eligible Options and Series A Common Stock) is incorporated herein by reference.

ITEM 6. Purpose of the Transaction and Plans or Proposals.

        (a)    Purposes.    The information set forth in the Offer to Purchase in "Summary Term Sheet" and Section 7 (Purpose of the Offer) is incorporated herein by reference.

        (b)    Use of Securities Acquired.    The information set forth in the Offer to Purchase under Section 4 (Acceptance for Purchase of Options and Payment of Cash Amount) and Section 12 (Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer) is incorporated herein by reference.

        (c)    Plans.    The information set forth in the Offer to Purchase under "Summary Term Sheet," Section 4 (Acceptance for Purchase of Options and Payment of Cash Amount) and Section 8 (Information Concerning Liberty) is incorporated herein by reference.

ITEM 7. Source and Amounts of Funds.

        (a)    Source of Funds.    The information set forth in the Offer to Purchase under Section 9 (Source and Amount of Funds) and Section 15 (Fees and Expenses) is incorporated herein by reference.

        (b)    Conditions.    The information set forth in the Offer to Purchase in the introductory pages, "Summary Term Sheet," Section 5 (Conditions of the Offer) and Section 9 (Source and Amount of Funds) is incorporated herein by reference.

        (d)    Borrowed Funds.    Not applicable.

ITEM 8. Interest in Securities of the Subject Company.

        (a)(b)     The information set forth in the Offer to Purchase under Section 10 (Interests of Directors and Officers; Agreements Concerning the Eligible Options and Common Stock) is incorporated herein by reference.

ITEM 9. Persons/Assets, Retained, Employed, Compensated or Used.

        (a)    Solicitations and Recommendations.    Not applicable.

ITEM 10. Financial Statements.

        (a), (b)     Not applicable.

ITEM 11. Additional Information.

        (a)    Agreements, Regulatory Requirements and Legal Proceedings.    The information set forth in the Offer to Purchase under Section 10 (Interests of Directors and Officers; Agreements Concerning the Eligible Options and Common Stock) and Section 13 (Legal Matters; Regulatory Approvals) is incorporated herein by reference.

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        (b)    Other Material Information.    None.

ITEM 12. Materials to be Filed as Exhibits.

(a)(1)(i)	—	Offer to Purchase for Cash Certain Outstanding Options, dated May 24, 2005.
(a)(1)(ii)	—	Form of Cover Letter to Eligible Holders regarding Offer to Purchase.
(a)(1)(iii)	—	Election Form
(a)(1)(iv)	—	Notice of Election to Withdraw Options From Offer to Purchase
(a)(1)(v)	—	Form of Personalized Statement
(a)(1)(vi)	—	Form of Letter/Email Regarding Acceptance of Tender
(a)(1)(vii)	—	Form of Letter/Email to Rejected Tendering Holders
(a)(1)(viii)	—	Form of E-mail Reminder
(a)(2)	—	None
(a)(3)	—	None
(a)(4)	—	None
(a)(5)	—	None
(b)	—	None
(d)	—	None
(g)	—	None
(h)	—	None

ITEM 13. Information Required by Schedule 13E-3.

        Not applicable.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2005

Liberty Media Corporation
By:	/s/ DAVID J.A. FLOWERS Name: David J.A. Flowers Title: Senior Vice President and Treasurer

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INDEX OF EXHIBITS

Exhibit No.		Document
(a)(1)(i)	—	Offer to Purchase for Cash Certain Outstanding Options, dated May 24, 2005.
(a)(1)(ii)	—	Form of Cover Letter to Eligible Holders regarding Offer to Purchase.
(a)(1)(iii)	—	Election Form
(a)(1)(iv)	—	Notice of Election to Withdraw Options From Offer to Purchase
(a)(1)(v)	—	Form of Personalized Statement
(a)(1)(vi)	—	Form of Letter/Email Regarding Acceptance of Tender
(a)(1)(vii)	—	Form of Letter/Email to Rejected Tendering Holders
(a)(1)(viii)	—	Form of E-mail Reminder
(a)(2)	—	None
(a)(3)	—	None
(a)(4)	—	None
(a)(5)	—	None
(b)	—	None
(b)	—	None
(d)	—	None
(g)	—	None
(h)	—	None

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